Exhibit 21.1
Subsidiaries of Stratagene Corporation

JURISDICTION
NAME	OF FORMATION
Stratagene California	California
Stratagene Japan KK	Japan
BioCrest Corporation	Delaware
BioCrest, BV	The Netherlands
BioCrest Logistics, BV	The Netherlands
BioCrest Management, L.L.C.	Delaware
BioCrest Limited, L.L.C.	Delaware
BioCrest Manufacturing, L.P.	Delaware
BioCrest Sales, L.P.	Delaware
Iobion Informatics (Canada) Ltd.	Canada
Hycor Biomedical Inc.	Delaware
Hycor Biomedical Ltd.	Scotland
Hycor Biomedical GmbH	Germany